Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 AND 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies and the nature of its critical accounting estimates are the same as those applied in the Company’s annual consolidated financial statements as at and for the years ended December 31, 2018 and 2017, except for the adoption of IFRS 16, Leases (“IFRS 16”) effective January 1, 2019. Refer to the section “Changes in Accounting Policies” in this MD&A for further details.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of October 30, 2019 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 28, 2019, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

THIRD QUARTER 2019 – SUMMARY

Operating summary

●	Gold production totaled 88,227 ounces compared to 92,641 ounces in the comparable period in 2018.

●	Mill feed grade averaged 9.1 grams per tonne gold compared to 12.4 grams per tonne gold in the comparable period in 2018.

●	Gold recoveries averaged 97.0% compared to 97.4% in the comparable period in 2018.

●	Process plant throughput averaged 3,367 tonnes per day for a total of 309,754 tonnes of ore compared to 2,610 tonnes per day for a total of 240,122 tonnes of ore in the comparable period in 2018. The production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year is advancing as planned.

Financial summary

●	The Company generated revenue of $132,735 compared to revenue of $110,060 in the comparable period in 2018. Revenue includes a gain (loss) on trade receivables at fair value related to provisional pricing adjustments of $1,822 (2018 – loss of $1,598).

●	The sale of 90,713 ounces of gold contributed $129,142 of revenue at an average realized price(1) of $1,486 per ounce. In the comparable period in 2018, the sale of 94,458 ounces of gold contributed $110,407 of revenue at an average realized price(1) of $1,214 per ounce.

●	Total cost of sales was $86,150 or $950 per ounce of gold sold(1). For the three months ended September 30, 2018, total cost of sales was $72,452 or $767 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion and royalties and selling costs.

●	Total cash cost(1) was $640 per ounce of gold sold resulting in an average realized cash margin(1) of $784 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $568 per ounce of gold sold resulting in an average realized cash margin(1) of $601 per ounce of gold sold.

●	AISC(1) was $878 per ounce of gold sold compared to $709 per ounce of gold sold in the comparable period in 2018.

●	Earnings from mine operations were $46,585 compared to $37,608 in the comparable period in 2018.

●	Net earnings were $6,259 compared to $10,734 in the comparable period in 2018. Adjusted earnings(1) were $34,024 compared to $26,327 in the comparable period in 2018.

●	Cash generated by operations was $77,813 compared to $52,364 in the comparable period in 2018.

●	The Company paid $62,416 (as first of two tranches of payments) to repurchase the Offtake Obligation (defined below) and repaid $16,666 of the Loan Facility (defined below) using cash generated from operations.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

YEAR TO DATE 2019 – SUMMARY

Operating summary

●	Gold production totaled 258,168 ounces compared to 279,670 ounces in the comparable period in 2018.

●	Mill feed grade averaged 8.9 grams per tonne gold compared to 12.0 grams per tonne gold in the comparable period in 2018.

●	Gold recoveries averaged 96.9% compared to 97.4% in the comparable period in 2018.

●	Process plant throughput averaged 3,403 tonnes per day for a total of 929,047 tonnes of ore compared to 2,705 tonnes per day for a total of 738,555 tonnes of ore in the comparable period in 2018.

Financial summary

●	The Company generated revenue of $349,056 compared to revenue of $345,960 in the comparable period in 2018. Revenue includes a gain (loss) on trade receivables at fair value related to provisional pricing adjustments of $5,183 (2018 – loss of $3,344).

●	The sale of 258,100 ounces of gold contributed $339,144 of revenue at an average realized price(1) of $1,378 per ounce. In the comparable period in 2018, the sale of 278,417 ounces of gold contributed $345,092 of revenue at an average realized price(1) of $1,284 per ounce.

●	Total cost of sales was $243,530 or $944 per ounce of gold sold(1). For the nine months ended September 30, 2018, total cost of sales was $231,448 or $831 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, and royalties and selling costs. Total cost of sales was impacted by an increase in depreciation and depletion related to the updated 2019 Mineral Reserve (defined below) in April 2019 and in production costs primarily due to additional development and drilling.

●	Total cash cost(1) was $675 per ounce of gold sold resulting in an average realized cash margin(1) of $639 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $627 per ounce of gold sold resulting in an average realized cash margin(1) of $612 per ounce of gold sold.

●	AISC(1) was $896 per ounce of gold sold compared to $758 per ounce of gold sold in the comparable period in 2018.

●	Earnings from mine operations were $105,526 compared to $114,512 in the comparable period in 2018.

●	Net earnings were $20,868 compared to $33,773 in the comparable period in 2018. Adjusted earnings(1) were $67,564 compared to $79,172 in the comparable period in 2018.

●	Cash generated by operations was $158,940 compared to $154,358 in the comparable period in 2018.

●	The Company repaid $81,333 of the Loan Facility and paid $62,416 (as first of two tranches of payments) to repurchase the Offtake Obligation using cash generated from operations. Our outstanding balance on the Loan Facility is $398,667. The Company has now achieved and surpassed the initial debt repayment target of $140,000 and is on track to repay $180,000 of debt in 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD,		For the three months ended		For the nine months ended
except where noted		September 30,	September 30,	September 30,	September 30,
		2019	2018	2019	2018
Operating data
Ore mined (wet tonnes)	t	325,228	255,227	970,659	772,072
Mining rate	tpd	3,535	2,774	3,556	2,828
Ore milled (dry tonnes)	t	309,754	240,122	929,047	738,555
Head grade	g/t Au	9.1	12.4	8.9	12.0
Recovery	%	97.0	97.4	96.9	97.4
Mill throughput	tpd	3,367	2,610	3,403	2,705
Gold ounces produced	oz	88,227	92,641	258,168	279,670
Silver ounces produced	oz	124,958	95,741	368,989	308,676
Gold ounces sold	oz	90,713	94,458	258,100	278,417
Silver ounces sold	oz	108,250	87,110	309,666	289,710
Financial data
Revenue		$132,735	110,060	349,056	345,960
Earnings from mine operations		$46,585	37,608	105,526	114,512
Net earnings for the period		$6,259	10,734	20,868	33,773
Per share - basic	$/share	0.03	0.06	0.11	0.19
Per share - diluted	$/share	0.03	0.06	0.11	0.19
Adjusted earnings(1)		$34,024	26,327	67,564	79,172
Per share - basic(1)	$/share	0.18	0.14	0.37	0.43
Total cash and cash equivalents		$16,583	190,318	16,583	190,318
Cash generated by operating activities		$77,813	52,364	158,940	154,358
Total assets		$1,579,105	1,771,543	1,579,105	1,771,543
Long-term debt(2)		$413,222	140,357	413,222	140,357
Production costs (milled)	$/t	181	207	178	211
Total cash costs(1)	$/oz	640	568	675	627
All-in sustaining costs(1)	$/oz	878	709	896	758
Average realized price(1)	$/oz	1,486	1,214	1,378	1,284
Average realized cash margin(1)	$/oz	784	601	639	612

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	Long-term debt does not include the current portions of the Company’s Loan Facility in the amount of $64,423 as at September 30, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s Credit Facility (defined below) and stream obligation in the amount of $641,468.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

THIRD QUARTER 2019 –SUMMARY	3
YEAR TO DATE 2019 –SUMMARY	4
KEY OPERATING AND FINANCIAL STATISTICS	5
BUSINESS OVERVIEW	7
OPERATING RESULTS	7
2019 OUTLOOK	10
2019 BRUCEJACK MINE DRILL PROGRAM	11
UPDATED 2019 MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN	12
REGIONAL EXPLORATION	12
ADDITIONAL CLAIMS	13
FINANCIAL RESULTS	13
LIQUIDITY AND CAPITAL RESOURCES	22
SUMMARY OF QUARTERLY FINANCIAL RESULTS	24
COMMITMENTS	25
CONTINGENCIES	26
OFF-BALANCE SHEET ARRANGEMENTS	28
RELATED PARTY TRANSACTIONS	28
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	28
CHANGES IN ACCOUNTING POLICIES	30
NEW ACCOUNTING POLICIES	30
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	30
FINANCIAL INSTRUMENTS	30
EVENTS AFTER REPORTING DATE	33
NON-IFRS FINANCIAL PERFORMANCE MEASURES	33
OUTSTANDING SHARE DATA	38
INTERNAL CONTROL OVER FINANCIAL REPORTING	38
RISKS AND UNCERTAINTIES	38
STATEMENT REGARDING FORWARD-LOOKING INFORMATION	39
CAUTIONARY NOTE TO UNITED STATES INVESTORS	43

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a low-cost, high-grade gold underground mine that started commercial production in July 2017 and achieved steady state production in the second quarter of 2018. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes (3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day). Our current focus is opening up the mine in order to ramp-up mill throughput to 3,800 tonnes per day on a sustainable basis and improving our understanding of the grade profile of the mine.

Our exploration and evaluation assets are the Snowfield Project, Bowser Claims and the Porphyry Potential Deep Drilling (“PPDD”) Project. The Snowfield Project mineral claims are in good standing until 2029, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029. The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

OPERATING RESULTS

Gold and silver production and sales

During the three months ended September 30, 2019, the Brucejack Mine produced 88,227 ounces of gold and 124,958 ounces of silver. Gold production decreased 5% compared to the comparable period in 2018 where the Company produced 92,641 ounces of gold. The decrease in production was the result of a decrease in head grade partially offset by an increase in tonnes milled.

During the three months ended September 30, 2019, the Company sold 90,713 ounces of gold and 108,250 ounces of silver compared to 94,458 ounces of gold and 87,110 ounces of silver in the comparable period in 2018. The decrease in gold ounces sold was the result of decreased gold production.

During the nine months ended September 30, 2019, the Brucejack Mine produced 258,168 ounces of gold and 368,989 ounces of silver. Gold production decreased 8% compared to the comparable period in 2018 where the Company produced 279,670 ounces of gold. The decrease in production was the result of a decrease in head grade partially offset by an increase in tonnes milled.

During the nine months ended September 30, 2019, the Company sold 258,100 ounces of gold and 309,666 ounces of silver compared to 278,417 ounces of gold and 289,710 ounces of silver in the comparable period in 2018. The decrease in gold ounces sold was the result of decreased gold production in the period.

As at September 30, 2019, there were 6,236 ounces of gold doré and 2,396 ounces of gold in concentrate in finished goods inventory recorded at cost of $999 per ounce which includes depreciation and depletion.

Processing

During the three months ended September 30, 2019, a total of 309,754 tonnes of ore, equivalent to a throughput rate of 3,367 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 240,122 tonnes of ore, equivalent to a throughput rate of 2,610 tonnes per day, were processed. During the nine months ended September 30, 2019, a total of 929,047 tonnes of ore, equivalent to a throughput rate of 3,403 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 738,555 tonnes of ore, equivalent to a throughput rate of 2,705 tonnes per day, were processed. The tonnes of ore processed increased in the 2019 periods due to the planned production ramp-up to 3,800 tonnes per day following receipt of our amended permits in late 2018.

All critical modifications and upgrades required to sustain processing at the increased production rate of 3,800 tonnes per day are completed. The concentrate filter press upgrade is now complete, as are all process-related pump upgrades. Modifications to the flotation circuit and flocculent systems continue and will be completed during regularly scheduled shutdowns as the final components are delivered.

The mill feed grade averaged 9.1 grams per tonne gold for the third quarter of 2019 compared to 12.4 grams per tonne gold in the comparable period in 2018. For the nine months ended September 30, 2019, the mill feed grade averaged 8.9 grams per tonne gold compared to 12.0 grams per tonne gold in the comparable period in 2018. The decrease in mill feed grade in the 2019 periods was the result of the mine progressing through lower grade areas and processing immediately available stopes that met the grade cut-off.

Gold recovery for the third quarter of 2019 was 97.0% compared to 97.4% in the comparable period in 2018. Gold recovery for the nine months ended September 30, 2019 was 96.9% compared to 97.4% in the comparable period in 2018. We continue to review the mill process to optimize recoveries.

Mining

During the three months ended September 30, 2019, 325,228 tonnes of ore were mined, equivalent to a mining rate of 3,535 tonnes per day compared to 255,227 tonnes of ore, equivalent to a mining rate of 2,774 tonnes per day in the comparable period in 2018. During the nine months ended September 30, 2019, 970,659 tonnes of ore were mined, equivalent to a mining rate of 3,556 tonnes per day compared to 772,072 tonnes of ore, equivalent to a mining rate of 2,828 tonnes per day in the comparable period in 2018.

A combination of limited stope inventory and operational issues resulted in lower-than-planned tonnes, grade and ounces in September, which impacted third quarter gold production.

Mining during the quarter focused on advancing development to open up the mine to provide sufficient stope access to operate at 3,800 tonnes per day on a steady state basis. The additional focus for mining during the quarter was to increase grade to the mill by limiting internal dilution through the optimization of stope design - which reduces the amount of lower-grade tonnes processed. However, the reduction in stope tonnage as the quarter closed reduced our overall tonnage available for processing. This also impacted our ability to maximize grade through limiting internal dilution.

In addition, as mining progressed through mid-September, operational issues with two stopes prevented expected higher grade ore from being mined as planned. There was a hang-up of a key production stope and complications with sequencing another stope. As a result, readily available lower grade tonnage from operating stopes was substituted for the expected higher grade tonnage.

Due to limited stope inventory, production mining in the fourth quarter will focus on maximizing tonnes to the mill, and all stopes above cut-off grade of approximately 5.0 grams per tonne gold will be mined and processed as they become available. The updated life of mine plan, which is planned to be released in the first quarter of 2020, will include a stope inventory plan for steady state production at a rate of 3,800 tonnes per day (see 2020 Updated Mineral Resource and Mineral Reserve Estimates and Life of Mine Plan below).

As planned at the outset of 2019, production ramp-up is expected to supply the mill at 3,800 tonnes per day on a consistent basis by year end, with steady state production at 3,800 tonnes per day slated for 2020.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the Qualified Person (“QP”), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

2020 Updated Mineral Resource and Mineral Reserve Estimates and Life of Mine Plan

The Company plans to release updated Mineral Resource and Mineral Reserve estimates in the first quarter of 2020, as well as an updated life of mine plan. The Mineral Resource will be updated with the results from underground drilling completed by the end of the third quarter which includes 89,380 meters from 1,483 holes.

The updated life of mine plan will incorporate longitudinal longhole stoping (mining along the direction of the corridors of high-grade gold mineralization) as the mining method in areas of the mine where corridors of high-grade gold mineralization are defined. The mine plan, which will be based on a production rate of 3,800 tonnes per day, will include a plan for stope inventory. The availability of stopes representing a range of grades, including multiple higher-grade stopes, allows mining operations to optimize stope blending and provides alternative stopes for mining if required.

With the expected increase in the confidence level resulting from the Mineral Resource update and the transition to longitudinal longhole stoping in certain areas, we anticipate improved grade predictability and management of internal dilution, which will in turn allow for improved production forecasting.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Pretivm’s Vice President, Geology and Chief Geologist is the QP responsible for the Brucejack Mine reserve definition and expansion drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Sustaining capital expenditures

During the three months ended September 30, 2019, the Company incurred $7,967 on sustaining capital compared to $5,189 in the comparable period in 2018. Significant sustaining capital expenditures during the period included access road development, a truck shop expansion and capitalized development costs. In the comparable period in 2018, sustaining capital expenditures were focused on capitalized development costs, road re-alignment and the installation of ground water wells.

During the nine months ended September 30, 2019, the Company incurred $19,596 of sustaining capital expenditures compared to $12,813 in the comparable period in 2018. Significant sustaining capital expenditures during the period included access road development, the purchase of underground reverse circulation drills, capitalized development costs and the concentrate bulk loading system. In the comparable period in 2018, sustaining capital expenditures included the Smithers warehouse purchase, the grade control sampling station and gravity lab, capitalized development costs and the installation of ground water wells.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed.

2019 OUTLOOK

Adjusted 2019 production and financial guidance

Gold production in the first nine months of the year was 258,168 ounces. As a result of limited stope availability, gold production in the fourth quarter is expected to be in-line with third quarter production. Accordingly, we have adjusted our full year 2019 production guidance to between 340,000 ounces to 350,000 ounces of gold.

AISC(1) in the first nine months of the year was $896 per ounce of gold sold. As a result of the lower production, annual AISC(1) guidance has also been modified and now ranges from $900 to $950 per ounce of gold sold. AISC(1) guidance for the year includes approximately $25,000 for sustaining capital, of which $19,596 has been spent to date.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

2019 BRUCEJACK MINE DRILL PROGRAM

Exploration drilling for porphyry source

Results from 2019 deep underground exploration drilling at Brucejack continue to confirm potential for a porphyry deposit at depth.

A deep hole with a length of 1,677 meters was drilled northeast under the Valley of the Kings deposit, following up on the underground exploration drilling completed earlier this year (see news release dated June 5, 2019). Hole VU-2019, drilled at a -85 degree angle from the 1130-meter level in the Valley of the Kings underground development, intersected two zones of anomalous copper and molybdenum mineralization at depth, indicative of porphyry-style mineralization and similar to that encountered during the 2018 deep exploration drilling (see news releases dated June 18, 2018 and June 5, 2019). The first intersection, between 1,130 meters to 1,330 meters down hole, corresponds to a zone of propylitic alteration with sporadic intersections of tourmaline, porphyry-style veinlets, and intermediate dikes. The second intersection, between 1,400 meters to 1,675 meters down hole, corresponds to a zone of variable phyllic, propylitic, and sodic-calcic alteration. Geological observations noted in VU-2019 indicate an increased proximity to porphyry-style mineralization compared to the previous deep drilling.

Based on a review of the results of Hole VU-2019 in conjunction with results from previous deep underground exploration drilling and geophysical data, a fourth drill hole was recently initiated to target the porphyry potential to the northwest of drill hole VU-2019.

An update will be provided following the receipt of assay results and further evaluation.

Extension of Brucejack-style gold mineralization

Hole VU-2019 intersected several zones of Brucejack-style veining and alteration from the collar to a depth of 980 meters down hole (see news release dated September 16, 2019). Of particular note were two zones of mineralized carbonate stockwork that contained visible gold at 270 meters and 694 meters downhole, including 6.21 grams of gold per tonne intersected over 2.5 meters (see news release dated September 16, 2019 for assay results).

The hole was drilled in an area uninformed by previous drilling, suggesting the potential extension of Brucejack-style mineralization at depth below the Brucejack Mine.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Pretivm’s Vice President, Geology and Chief Geologist is the QP responsible for the Brucejack Mine exploration drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

UPDATED 2019 MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN

On April 4, 2019, we announced our updated Mineral Reserve (the “2019 Mineral Reserve”), Mineral Resource (the “2019 Mineral Resource”) and Life of Mine Plan (collectively, the “2019 Updates”) incorporating the production ramp-up to 3,800 tonnes per day for the Brucejack Mine, which highlight the continued robust economics of the low-cost, long-life operation.

The 2019 Updates are detailed in the NI 43-101 Technical Report (the “2019 Report”), prepared by Tetra Tech Canada Inc. (“Tetra Tech”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective April 4, 2019. The 2019 Report updates the operating parameters contemplated in the Brucejack Feasibility Study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 before the mine was constructed and operating, and confirms Brucejack as a low-cost, high-grade gold producer.

For more information on the 2019 Updates, including milestones and estimates of associated capital and operating costs, refer to the 2019 Report, which is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

REGIONAL EXPLORATION

The wholly-owned, approximately 1,200-square-kilometer Bowser Claims, located east of the Brucejack Mine, are comprised of 337 claims with an area of 120,811 hectares and include the A6, Lillianne, Virginia K, Canoe, Tuck and Koopa Zones.

The 2019 regional grassroots exploration program is now complete. In total, 19,942 meters of drilling was completed by four drills. Drilling focused on testing a volcanogenic massive sulphide (“VMS”) system at the A6 Zone, a VMS system at the Canoe Zone, a structurally controlled gold system at the Koopa Zone, and epithermal gold systems at the Tuck and Lillianne Zones.

At the A6 Zone, approximately 14 kilometers northeast of the Brucejack Mine, drilling tested an area in the Iskut River Formation that hosts the same stratigraphy as the Eskay Creek Mine, with primitive pillow and massive basalt flows overlying mudstones overlying a rhyolite dome, which is up to 250 meters thick. The rhyolite is moderately to intensely sericite and sericite plus chlorite altered and hosts pyrite stringers. Felsic volcaniclastics along the periphery of the dome are sericite altered, depleted in copper and enriched in sodium and barium.

In addition to drilling, prospecting and geologic mapping focused on prospective areas across the property. 138 magnetotelluric stations were acquired across the property, and downhole and surface electromagnetic surveys were conducted in the A6 Zone.

Final assay results are pending and will be reported once received.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grass-roots exploration program and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Revenue	$132,735	$110,060	$349,056	$345,960

Cost of sales	86,150	72,452	243,530	231,448

Earnings from mine operations	46,585	37,608	105,526	114,512

Corporate administrative costs	5,286	3,142	13,558	9,030

Operating earnings	41,299	34,466	91,968	105,482

Interest and finance expense	(7,952)	(17,132)	(26,134)	(49,193)
Interest and finance income	301	1,156	824	1,778
Foreign exchange (loss) gain	369	402	(326)	335
Loss on financial instruments at fair value	(4,422)	(7,321)	(15,415)	(6,377)

Earnings before taxes	29,595	11,571	50,917	52,025

Current income tax expense	(1,406)	(1,112)	(3,383)	(3,446)
Deferred income tax (expense) recovery	(21,930)	275	(26,666)	(14,806)

Net earnings for the period	$6,259	$10,734	$20,868	$33,773

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	-	991	-	4,855
Comprehensive earnings for the period	$6,259	$11,725	$20,868	$38,628

Three months ended September 30, 2019 compared to the three months ended September 30, 2018

Net earnings for the three months ended September 30, 2019 were $6,259 compared to $10,734 for the comparable period ended September 30, 2018. The decrease in net earnings was mainly attributed to an increase in deferred income tax expense arising from the settlement of the Offtake Obligation offset by an increase in earnings generated from operations due to higher gold prices, a decrease in the loss on financial instruments at fair value and a decrease in interest and finance expense. Earnings from mine operations were $46,585 for the three months ended September 30, 2019 compared to $37,608 for the three months ended September 30, 2018.

Net comprehensive earnings for the three months ended September 30, 2019 were $6,259 compared to net comprehensive earnings of $11,725 for the comparable period ended September 30, 2018. With the repurchase of the stream obligation on December 18, 2018, there was no fair value change attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”) (2018 – gain of $991).

Revenue

For the three months ended September 30, 2019, the Company generated revenue of $132,735, which included $130,913 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $1,822. During the comparable period in 2018, the Company generated revenue of $110,060 which included $111,658 of revenue from contracts with customers and a loss on trade receivables at fair value related to provisional pricing adjustments of $1,598.

For the three months ended September 30, 2019, the Company sold 90,713 ounces of gold, at an average realized price(1) of $1,486 per ounce generating $129,142 in revenue from contracts with customers. The Company sold 108,250 ounces of silver generating $1,771 in revenue. The average London Bullion Market Association AM and PM market price over the three months ended September 30, 2019 was $1,472 (2018 - $1,213) per ounce of gold.

Cost of sales

Total cost of sales for the three months ended September 30, 2019 were $86,150 or $950 per ounce of gold sold(1) compared to $72,452 or $767 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, write-down of inventories, changes in inventories, reflecting the difference between produced and sold ounces, and gain on the disposal of plant and equipment.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

Production costs, after adjustments for changes in inventories, for the three months ended September 30, 2019 were $55,149 compared to $50,303 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,	For the three months ended
except for tonnes and per tonne data	September 30,			September 30,
	2019			2018
Ore mined (tonnes)	325,228			255,227
Ore milled (tonnes)	309,754			240,122
Mining(1)	$31,073	$/t	96	$23,234	$/t	91
Processing(2)	6,381		21	5,472		23
Surface services and other(2)	7,968		26	10,363		43
Mine general and administrative(2)	10,647		34	10,740		45
Total production costs(2)	$56,069	$/t	181	$49,809	$/t	207

(1)	Cost per tonne data is based on mined tonnes.

(2)	Cost per tonne data is based on milled tonnes.

Production costs increased in respect of salaries and benefits due to increased head count at the Brucejack Mine and supplies and consumables due to higher tonnes mined and milled. During the quarter, costs were incurred for level development at the Brucejack Mine at an average of approximately 1,010 meters (2018 – 700 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended September 30, 2019, the average foreign exchange rate was C$1.3204 to $1.00 (2018 – C$1.3070 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended September 30, 2019 was $22,706 compared to $16,949 in the comparable period in 2018. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2019 Updates and timing of sales (movement of costs in inventory), offset by a decrease in production.

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended September 30, 2019 was $1,135 compared to $569 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units offset by timing of sales (movement of costs in inventory).

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended September 30, 2019 were $1,658 (2018 – $204) and $3,082 (2018 – $4,996), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty (defined below) which began in December of 2018. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $2,940 (2018 – $4,715). The decrease in transportation costs were primarily due to our transition from trucking container shipments of concentrate inventory out of Prince Rupert, British Columbia to bulk shipments through Stewart, British Columbia.

Write-down of inventories

The Company incurred a loss on the write-down of inventories for the three months ended September 30, 2019 in the amount of $2,475 (2018 – nil). On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it filed for Chapter 11 bankruptcy protection. A settlement agreement was reached among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement is subject to approval by the United States Bankruptcy Court for the Southern District of New York. The finished goods inventory held by RMC was written down to reflect the cash settlement value.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended September 30, 2019 were $640 per ounce of gold sold compared to $568 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to higher production costs for additional drilling and lower gold ounces produced and subsequently sold in the period.

AISC(1) for the three months ended September 30, 2019 totaled $878 per ounce of gold sold compared to $709 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to higher production costs for additional drilling, increased sustaining capital expenditures in the period and lower gold ounces produced and subsequently sold in the period. Sustaining capital expenditures amounted to $7,967 (including $343 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended September 30, 2019 were $5,286 compared to $3,142 in the comparable period in 2018.

Share-based compensation for the three months ended September 30, 2019 was $1,811 compared to $934 in the comparable period in 2018. The increase in share-based compensation was due to the increase in the Company’s share price for valuation of its cash-settled restricted share units.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Salaries and benefits for the three months ended September 30, 2019 were $1,388 compared to $967 in the comparable period in 2018. The increase in salaries and benefits was due to increased salaries and the accrual of bonuses for corporate employees.

Interest and finance expense

During the three months ended September 30, 2019, the Company incurred interest and finance expense of $7,952 compared to $17,132 in the comparable period in 2018. The Company incurred $5,684 (2018 – nil) in interest expense related to its $480,000 senior secured loan facility (the “Loan Facility”). In the comparable period, the Company incurred $14,841 in interest expense related to its $350,000 senior secured term construction credit facility (the “Credit Facility”). The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% under the Credit Facility to 5.5% under the Loan Facility.

Interest and finance income

During the three months ended September 30, 2019, the Company earned interest and finance income of $301 compared to $1,156 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the period. In 2018, the Company was building cash and cash equivalents to repurchase the stream obligation whereas, in 2019, the Company used excess cash to reduce its Loan Facility.

Loss on financial instruments at fair value

Until the repurchase of the Offtake Obligation on September 30, 2019, the obligation was recorded at fair value at each statement of financial position date. The change in fair value of the Offtake Obligation for the three months ended September 30, 2019 resulted in a loss of $4,422 (2018 – gain of $1,355). The fair value adjustment in the period reflected an adjustment to the final settlement amount given the 100% repurchase of the Offtake Obligation. In the comparable period in 2018, the loss on financial instruments at fair value was also impacted by a fair value loss on the stream obligation of $5,522 and a fair value loss on the prepayment and extension options in the Credit Facility of $3,154.

Current and deferred income taxes

For the three months ended September 30, 2019, current income tax expense was $1,406 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $1,112 in the comparable period in 2018. For the three months ended September 30, 2019, deferred income tax expense was $21,930 compared to a $275 recovery in the comparable period in 2018.

The Company is subject to Canadian federal and British Columbia provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BCMT is calculated in CAD. As the Brucejack Mine has reached steady-state operations and previously unrecognized tax benefits have been recorded, the anticipated effective tax rate on mine operating earnings is 36.5% in future periods. Corporate administrative costs, interest and finance expense and other items will be deductible for federal and provincial income taxes only.

For the three months ended September 30, 2019, our effective tax rate, including both current and deferred income taxes, was 78.9%. Excluding the effect of the reversal of a BCMT deferred tax asset due to the repurchase of the Offtake Obligation ($8,112) and the effect of foreign exchange on our BCMT pools ($2,484), our effective tax rate was 44.1%. We will continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BCMT pools until those pools are fully utilized.

Nine months ended September 30, 2019 compared to the nine months ended September 30, 2018

Net earnings for the nine months ended September 30, 2019 were $20,868 compared to $33,773 for the comparable period ended September 30, 2018. The decrease in net earnings was mainly attributed to an increase in deferred income tax expense, an increase in the loss on financial instruments at fair value and a decrease in earnings generated from operations offset by a decrease in interest and finance expense. Earnings from mine operations were $105,526 for the nine months ended September 30, 2019 compared to $114,512 for the nine months ended September 30, 2018.

Net comprehensive earnings for the nine months ended September 30, 2019 were $20,868 compared to net comprehensive earnings of $38,628 for the comparable period in 2018. With the repurchase of the stream obligation on December 18, 2018, there was no fair value change attributable to the change in credit risk of financial instruments designated at FVTPL (2018 – gain of $4,855).

Revenue

For the nine months ended September 30, 2019, the Company generated revenue of $349,056 which included $343,873 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $5,183. During the comparable period in 2018, the Company generated revenue of $345,960 which included $349,304 of revenue from contracts with customers and a loss on trade receivables at fair value related to provisional pricing adjustments of $3,344.

For the nine months ended September 30, 2019, the Company sold 258,100 ounces of gold, at an average realized price(1) of $1,378 per ounce generating $339,144 in revenue from contracts with customers. The Company sold 309,666 ounces of silver generating $4,729 in revenue. The average London Bullion Market Association AM and PM market price over the nine months ended September 30, 2019 was $1,364 (2018 - $1,283) per ounce of gold.

Cost of sales

Total cost of sales for the nine months ended September 30, 2019 were $243,530 or $944 per ounce of gold sold(1) compared to $231,448 or $831 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, write-down of inventories, changes in inventories, reflecting the difference between produced and sold ounces, and gain on disposal of plant and equipment.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

Production costs, after adjustments for changes in inventories, for the nine months ended September 30, 2019 were $165,308 compared to $164,743 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,	For the nine months ended
except for tonnes and per tonne data	September 30,			September 30,
	2019			2018
Ore mined (tonnes)	970,659			772,072
Ore milled (tonnes)	929,047			738,555
Mining(1)	$89,975	$/t	93	$73,364	$/t	95
Processing(2)	18,020		19	16,102		22
Surface services and other(2)	25,075		27	35,248		48
Mine general and administrative(2)	31,969		34	31,148		42
Total production costs(2)	$165,039	$/t	178	$155,862	$/t	211

(1)	Cost per tonne data is based on mined tonnes.

(2)	Cost per tonne data is based on milled tonnes.

Production costs increased in respect of salaries and benefits due to increase head count at the Brucejack Mine and supplies and consumables due to higher tonnes mined and milled, offset by a decrease in consultants and contractors related to surface operations. During the nine months ended September 30, 2019, costs were incurred for level development at the Brucejack Mine at an average of approximately 925 meters (2018 – 700 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the nine months ended September 30, 2019, the average foreign exchange rate was C$1.3292 to $1.00 (2018 – C$1.2876 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the nine months ended September 30, 2019 was $59,447 compared to $50,816 in the comparable period in 2018. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2019 Updates and the addition of ROU assets (defined below) in the period as a result of transition to IFRS 16 offset by decreased production and timing of sales (movement of costs in inventory). The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the nine months ended September 30, 2019 was $2,638 compared to $1,809 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units offset by timing of sales (movement of costs in inventory).

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the nine months ended September 30, 2019 were $4,369 (2018 – $413) and $9,338 (2018 – $15,476), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty which began in December of 2018. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $9,120 (2018 – $14,410). The decrease in transportation costs were primarily due to our transition from trucking container shipments of concentrate inventory out of Prince Rupert, British Columbia to bulk shipments through Stewart, British Columbia.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the nine months ended September 30, 2019 were $675 per ounce of gold sold compared to $627 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to higher production costs for additional drilling and lower gold ounces produced and subsequently sold in the period.

AISC(1) for the nine months ended September 30, 2019 totaled $896 per ounce of gold sold compared to $758 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to higher production costs for additional drilling, increased sustaining capital expenditures in the period and lower gold ounces produced and subsequently sold in the period. Sustaining capital expenditures amounted to $19,596 (including $1,553 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the nine months ended September 30, 2019 were $13,558 compared to $9,030 in the comparable period in 2018.

Share-based compensation for the nine months ended September 30, 2019 was $4,137 compared to $2,283 in the comparable period in 2018. The increase in share-based compensation was due to the increase in the Company’s share price for valuation of its cash-settled restricted share units.

Salaries and benefits for the nine months ended September 30, 2019 were $3,842 compared to $2,639 in the comparable period in 2018. The increase in salaries and benefits was due to increased salaries and the accrual of bonuses for corporate employees.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance expense

During the nine months ended September 30, 2019, the Company incurred interest and finance expense of $26,134 compared to $49,193 in the comparable period in 2018. The Company incurred $19,464 (2018 – nil) in interest expense related to its Loan Facility. In the comparable period, the Company incurred $42,482 in interest expense related to the Credit Facility. The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% under the Credit Facility to 5.5% under the Loan Facility.

Interest and finance income

During the nine months ended September 30, 2019, the Company earned interest and finance income of $824 compared to $1,778 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the period. In 2018, the Company was building cash and cash equivalents to repurchase the stream obligation whereas, in 2019, the Company used excess cash to reduce its Loan Facility.

Loss on financial instruments at fair value

Until the repurchase of the Offtake Obligation on September 30, 2019, the obligation was recorded at fair value at each statement of financial position date. During the nine months ended September 30, 2019, the changes in fair value of the Offtake Obligation was a function of changes to the estimated production schedule, as we move from 2,700 tonnes per day to 3,800 tonnes per day, an increase in future gold prices, a decrease in interest rates, a decrease in credit spread and adjustments to the final settlement amount on repurchase of the Offtake Obligation.

The change in fair value of the Offtake Obligation resulted in a loss of $15,415 (2018 – gain of $7,408). In the comparable period in 2018, the loss on financial instruments at fair value was also impacted by a fair value loss on the stream obligation of $15,297 and a fair value gain on the prepayment and extension options in the Credit Facility of $1,512.

Current and deferred income taxes

For the nine months ended September 30, 2019, current income tax expense was $3,383 related to the 2% net current proceeds portion of the BCMT compared to $3,446 in the comparable period in 2018. For the nine months ended September 30, 2019, deferred income tax expense was $26,666 compared to $14,806 in the comparable period in 2018.

For the nine months ended September 30, 2019, our effective tax rate, including both current and deferred income taxes, was 59.0%. Excluding the impact of the reversal of a BCMT deferred tax asset due to the repurchase of the Offtake Obligation ($8,112) and the effect of foreign exchange on our BCMT pools, our effective tax rate was 46.8%. We will continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BCMT pools until those pools are fully utilized.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at September 30, 2019 totaled $16,583, decreasing by $28,824 from $45,407 as at December 31, 2018. The decrease in cash and cash equivalents was primarily due to an increase in cash outflows related to principal repayments on the Loan Facility and the repurchase of the Offtake Obligation, an increase in sustaining capital expenditures, offset by an increase in cash flows generated from operations of the Brucejack Mine.

The Company has a working capital(1) deficit of $96,919 as at September 30, 2019 compared to a deficit of $48,163 as at December 31, 2018. At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2019 and 2020. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet its capital requirements.

At September 30, 2019, $16,415 was available under our Loan Facility for additional liquidity.

We generated cash from operations of $158,940 for the nine months ended September 30, 2019 compared to $154,358 in the comparable period in 2018. For the nine months ended September 30, 2019, the Company delivered 234,378 ounces of gold pursuant to its Offtake Obligation. The settlement of gold ounces resulted in a decrease in the Offtake Obligation of $3,068 (2018 – $3,659) due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $19,696 and inventories of $23,067 (valued at cost) offset by accounts payable and accrued liabilities of $71,842.

Receivables and other is comprised primarily of $13,029 of trade receivables, $4,184 of prepayments and deposits and $1,761 of Goods and Services Tax refunds. Inventory is comprised of $13,954 in materials and supplies, $8,627 in finished metal and $486 in in-circuit inventory.

Accounts payable and accrued liabilities includes trade payables and accrued liabilities of $55,749, the current portion of lease obligations of $5,824, the employee benefit liability of $4,531 and the current portion of the restricted share unit liability of $3,404. Trade payables and accrued liabilities includes $6,212 of remaining construction related payables and holdbacks.

During the nine months ended September 30, 2019, the exercise of share options awards provided us with $7,344 (2018 – $4,564) of additional liquidity.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as presented in the corresponding unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2019 and 2018:

In thousands of USD	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Cash flow information
Cash generated by operations	$77,813	$52,364	$158,940	$154,358
Cash generated by (used in) financing activities	(82,662)	4,522	(163,791)	4,358
Cash used in investing activities	(12,687)	(9,684)	(24,439)	(24,575)
Effect of foreign exchange rate changes on cash and cash equivalents	(162)	621	466	(108)
Change in cash and cash equivalents	$(17,698)	$47,823	$(28,824)	$134,033

The Company generated $77,813 and $158,940 in operating cash flows for the three and nine months ended September 30, 2019 respectively, compared to $52,364 and $154,358 for the respective comparable period in 2018. The increase in cash flows generated from operations is primarily due to the increase in gold price per ounce partially offset by fewer gold ounces produced and subsequently sold in the period.

The Company used $82,662 in financing cash flow for the three months ended September 30, 2019 (2018 – generated $4,522). The increase in financing cash outflows was the result of a $62,416 payment to repurchase the Offtake Obligation, $16,666 in repayments on the Loan Facility, payment of $6,997 in interest related to the Loan Facility and convertible notes and lease payments of $1,649 offset by proceeds from the exercise of share options of $5,066. In the comparable period in 2018, the Company completed a flow-through share financing of $2,304 and generated $3,460 of proceeds from the exercise of share options, which were offset by payment of $1,125 in interest related to the convertible notes.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company used $163,791 in financing cash flows for the nine months ended September 30, 2019 (2018 – generated $4,358). The increase in financing cash outflows was the result of $81,333 in repayments on the Loan Facility, a $62,416 payment to repurchase the Offtake Obligation, payment of $22,286 in interest related to the Loan Facility and convertible notes and lease payments of $4,833. In the comparable period in 2018, the Company generated $4,564 of proceeds from the exercise of share options and $2,304 of proceeds from a flow-through share financing, which were offset by the payment of interest in the amount of $2,250 to the holders of the convertible notes.

Cash used in investing activities for the three and nine months ended September 30, 2019 was $12,687 and $24,439 respectively, compared to $9,684 and $24,575 in the respective comparable period on 2018. For the 2019 periods, cash used in investing activities are related to sustaining capital expenditures and exploration and evaluation expenditures. In the comparable period in 2018, cash used in investing activities also included the payment of construction-related payables.

Sustaining capital and exploration and evaluation expenditures are higher during the summer months as a result of an increase in outdoor work due to favourable weather conditions.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2019	2019	2019	2018	2018	2018	2018	2017
except per share data	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$132,735	$113,202	$103,119	$108,596	$110,060	$146,478	$89,422	$107,058
Earnings from mine operations	$46,585	$29,789	$29,152	$36,117	$37,608	$60,070	$16,834	$26,890
Net earnings (loss)	$6,259	$10,443	$4,166	$2,847	$10,734	$31,097	$(8,058)	$(2,720)
Comprehensive earnings (loss)	$6,259	$10,443	$4,166	$3,535	$11,725	$33,023	$(6,120)	$(2,720)
Earnings (loss) per share -
Basic	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)	$(0.01)
Diluted	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)	$(0.01)
Total assets	$1,579,105	$1,609,644	$1,625,855	$1,613,418	$1,771,543	$1,731,950	$1,678,657	$1,671,537
Long-term liabilities(1)	$489,464	$550,196	$579,873	$573,659	$178,088	$408,597	$395,208	$388,558
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$16,583	$34,281	$50,868	$45,407	$190,318	$142,495	$70,540	$56,285
Mineral properties, plant and equipment	$1,519,702	$1,521,301	$1,530,763	$1,522,919	$1,534,908	$1,542,419	$1,556,945	$1,564,860

(1)	Long-term liabilities does not include the current portions of the Company’s Loan Facility and Offtake Obligation in the amount of $84,423 as at September 30, 2019. For the comparable period in 2018, long-term liabilities does not include the current portions of the Company’s Credit Facility, stream obligation and Offtake Obligation in the amount of $648,876.

COMMITMENTS

The following table provides our contractual obligations as of September 30, 2019:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$-	$187	$-	$21,977	$22,164
Lease obligations	6,458	7,742	2,223	-	16,423
Purchase commitments	9,688	-	-	-	9,688
Short-term lease commitments	313	-	-	-	313
Financing activities:
Principal repayments on Loan Facility	66,667	133,333	198,667	-	398,667
Repayment of convertible notes	2,250	103,366	-	-	105,616
Interest payments on Loan Facility(1)	17,803	25,398	2,255	-	45,456
Offtake Obligation	20,000	-	-	-	20,000
	$123,179	$270,026	$203,145	$21,977	$618,327

(1)	Interest payments on Loan Facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of this agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR Royalty”) on production in excess of a cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR Royalty was met in December 2018. For the nine months ended September 30, 2019, $3,977 (2018 – nil) was expensed to royalties and selling costs in the statement of earnings.

Commitments – Offtake Obligation

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the construction financing for the Brucejack Mine (the “Offtake Agreement”), we were obligated to sell 100% of refined gold up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by each purchaser under the Offtake Obligation was, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company had the option to reduce the Offtake Obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

On September 15, 2019, the Company entered into an agreement with the holders of the Offtake Obligation to repurchase 100% of the outstanding obligation effective September 30, 2019. In exchange, the Company agreed to pay the holders of the Offtake Obligation $13 per ounce for 100% of the refined gold remaining to be delivered under the Offtake Agreement, equating to $82,416. Under the terms of the agreement, the Company paid $62,416 on September 30, 2019, with the remaining balance due on November 30, 2019.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian Class Action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

United States of America Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company’s reply brief is due on December 12, 2019.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”), and our Vice President and Chief Exploration Officer (our “CExO).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance, in the amount of C$6,000 ($4,531), remains a current liability as at September 30, 2019. The Exec Chair is also entitled, on termination without cause, including following a change of control, to his base salary for the remainder of his term as the Exec Chair, the retirement allowance and a pro-rated bonus for any period for which the Exec Chair was not awarded a bonus up to the end of his term as the Exec Chair. On May 2, 2019, the Company announced that the Exec Chair will be retiring from the Company on December 31, 2019 at which time the retirement allowance will be paid.

Under the employment agreements, our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

Certain of our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities.

Key accounting policy judgments

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of September 30, 2019.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2019.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its Mineral Reserves and Resources based on information compiled by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires various assumptions, including those about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Resources and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves pursuant to the 2019 Updates impacted the calculation of depreciation and depletion expense beginning the second quarter of 2019.

CHANGES IN ACCOUNTING POLICIES

The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

Discussion and analysis of the changes in our accounting policies during the financial year ended December 31, 2018 and subsequent periods, including the details of the impact on adoption of IFRS 16 are included in our MD&A for the years ended December 31, 2018 and 2017 and our MD&A for the three months ended March 31, 2019 and 2018.

NEW ACCOUNTING POLICIES

Our significant accounting policies, including those initially adopted during the financial year ended December 31, 2018, are presented in note 3 to the audited consolidated financial statements for the years ended December 31, 2018 and 2017. New accounting policies adopted during the period related to the Company’s adoption of IFRS 16 and are described in our MD&A for the three months ended March 31, 2019 and 2018.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the restricted share unit liability and deferred share unit liability, the Loan Facility, the Offtake Obligation settlement balance payable and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The restricted share unit liability and deferred share unit liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Derivative instruments, including embedded derivatives, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

The Company entered into an agreement with the holders of the Offtake Obligation to repurchase 100% of the outstanding obligation effective September 30, 2019. In exchange, the Company agreed to pay the holders of the Offtake Obligation $13 per ounce for 100% of the refined gold remaining to be delivered under the Offtake Agreement, equating to $82,416. Under the terms of the agreement, the Company paid $62,416 on September 30, 2019, with the remaining balance due on November 30, 2019. The outstanding Offtake Obligation settlement balance is recorded at amortized cost and the carrying value approximates fair value.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities including lease obligations, which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuates based on market conditions.

The Company was subject to interest rate risk with respect to the fair value of the Offtake Obligation which was accounted for at FVTPL. The Offtake Obligation was repurchased on September 30, 2019.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instrument impacted by commodity prices is trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. The Company sold its doré gold to counterparties to its Offtake Obligation until September 15, 2019. Currently, the Company sells its doré gold on spot contracts to financial institutions and its concentrate gold to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider drawing on the Loan Facility, securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

The Company does not have any events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Gold ounces sold	90,713	94,458	258,100	278,417
Cost of sales per ounce sold reconciliation
Cost of sales	$86,150	$72,452	$243,530	$231,448
Cost of sales per ounce of gold sold	$950	$767	$944	$831

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance. Total cash costs for the three and nine months ended September 30, 2019 and 2018 are not comparable due to the adoption of IFRS 16.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories due to RMC bankruptcy, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Gold ounces sold	90,713	94,458	258,100	278,417
Total cash costs reconciliation
Cost of sales	$86,150	$72,452	$243,530	$231,448
Less: Depreciation and depletion	(22,706)	(16,949)	(59,447)	(50,816)
Less: Write-down of inventories	(2,475)	-	(2,475)	-
Less: Site share-based compensation	(1,135)	(569)	(2,638)	(1,809)
Less: Silver revenue	(1,771)	(1,251)	(4,729)	(4,212)
Total cash costs	$58,063	$53,683	$174,241	$174,611
Total cash costs per ounce of gold sold	$640	$568	$675	$627

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company adopted the WGC’s revised definition for AISC, which includes cash payments from sustaining leases to address the adoption of IFRS 16.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Gold ounces sold	90,713	94,458	258,100	278,417
All-in sustaining costs reconciliation
Total cash costs	$58,063	$53,683	$174,241	$174,611
Sustaining capital expenditures (1)	7,967	5,189	19,596	12,813
Accretion on decommissioning and restoration provision	105	136	369	432
Treatment and refinery charges	5,646	4,267	16,396	12,387
Payments on lease obligations	1,649	-	4,833	-
Site share-based compensation	1,135	569	2,638	1,809
Corporate administrative costs (2)	5,116	3,110	13,103	8,934
Total all-in sustaining costs	$79,681	$66,954	$231,176	$210,986
All-in sustaining costs per ounce of gold sold	$878	$709	$896	$758

(1)	Sustaining capital expenditures includes deferred development costs.

(2)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Revenue from contracts with customers	$130,913	$111,658	$343,873	$349,304
Treatment and refining charges	5,646	4,267	16,396	12,387
Less: Silver revenue	(1,771)	(1,251)	(4,729)	(4,212)
Gold revenue(1)	$134,788	$114,674	$355,540	$357,479
Gold ounces sold	90,713	94,458	258,100	278,417
Average realized price	$1,486	$1,214	$1,378	$1,284
Less: Total cash costs per ounce of gold sold	(640)	(568)	(675)	(627)
Less: Treatment and refining charges per ounce of gold sold	(62)	(45)	(64)	(45)
Average realized cash margin per ounce of gold sold	$784	$601	$639	$612

(1)	Gold revenue excludes the gain (loss) on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,822 and $5,183 (2018 – loss of $1,598 and $3,344) for the three and nine months ended September 30, 2019, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on Credit Facility, amortization of Loan Facility transaction costs, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per share data	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Basic weighted average shares outstanding	184,962,191	183,069,568	184,521,449	182,634,260
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$6,259	$10,734	$20,868	$33,773
Adjusted for:
Loss on financial instruments at fair value	4,422	7,321	15,415	6,377
Amortization of discount on Credit Facility	-	7,143	-	20,051
Amortization of Loan Facility transaction costs	9	-	450	-
Accretion on convertible notes	1,404	1,404	4,165	4,165
Deferred income tax expense (recovery)	21,930	(275)	26,666	14,806
Adjusted earnings	$34,024	$26,327	$67,564	$79,172
Adjusted basic earnings per share	$0.18	$0.14	$0.37	$0.43

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousand of USD	September 30,	December 31,
	2019	2018
Current assets	$59,346	$88,470
Current liabilities(1)	156,265	136,633
Working capital deficit	$(96,919)	$(48,163)

(1)	As at September 30, 2019, current liabilities includes the current portion of the Loan Facility and Offtake Obligation in the amount of $84,423 (2018 - $85,961).

OUTSTANDING SHARE DATA

As at October 30, 2019, the Company had the following number of securities outstanding:

	Number of	Exercise price	Exercise price	Weighted average
	securities	($)	currency	remaining life (years)
Common shares	185,342,800			-
Stock options	3,438,310	$6.55 - $15.35	CAD	2.17
Convertible notes	6,250,000	$16.00	USD	2.38
Restricted share units(1)	706,272		CAD	1.64
Performance share units(1)	166,085		CAD	1.68
	195,903,467

(1)	The Company may settle restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or common shares of the Company, on a basis of one common share for each RSU and zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the nine months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2019 and filed in Canada under our profile on SEDAR at www.sedar.com, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as ” “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: production and cost guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows and the timing thereof; the expected grade of gold and silver production; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to, and achievement of steady state production of, 3,800 tonnes per day production rate; the repurchase of our Offtake Obligation, payment of debt, operating and other obligations and requirements including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and management and board of directors succession plans. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of restrictive covenants in the Offtake Agreement and pursuant to the Loan Facility;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production and production cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine (as defined herein) or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties;

●	our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues in the future;

●	our history of negative operating cash flow, incurred losses and accumulated deficit;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risk in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

●	share ownership by our significant shareholders and their ability to influence our governance;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions;

●	we are limited in our ability to, and may not, pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and that no significant event will occur outside of our normal course of business; planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates; the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated March 28, 2019, for the year ended December 31, 2018, our MD&A for the years ended December 31, 2018 and 2017, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Technical disclosure set out in this MD&A has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC under its Industry Guide 7 (“Guide 7”), and Mineral Reserve and Resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies reporting pursuant to Guide 7. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.

Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under Guide 7. Accordingly, Mineral Reserves estimates included in this MD&A may not qualify as “reserves” under Guide 7. Guide 7’s current disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC.

United States investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of the “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” reported in this MD&A exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in-place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into Guide 7-defined mineral reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of Guide 7. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with Guide 7.